                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               ------------------


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

                   For the fiscal year ended December 31, 1995

                         Commission File Number: 1-1927


                               ------------------



                       THE GOODYEAR TIRE & RUBBER COMPANY
                  EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
                            (Full title of the Plan)


                               ------------------



                       THE GOODYEAR TIRE & RUBBER COMPANY
                       (Name of Issuer of the Securities)

                             1144 East Market Street
                             Akron, Ohio 44316-0001
                (Address of Issuer's Principal Executive Office)

                       THE GOODYEAR TIRE & RUBBER COMPANY
                  EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

ITEM 1.  Not applicable.

ITEM 2.  Not applicable.

ITEM 3.  Not applicable.

ITEM 4.  FINANCIAL STATEMENTS OF THE PLAN

         The Financial Statements of The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees for the fiscal year ended December 31, 1995, together with the report of Price Waterhouse LLP, independent accountants, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part of hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBIT.  CONSENT OF INDEPENDENT ACCOUNTANTS (EXHIBIT NO. 23)

         Consent of Price Waterhouse LLP, independent accountants, to incorporation by reference of their report set forth at page 2 of Annex A to this Form 11-K in Registration Statement No. 33-65187 on Form S-8.


                                   SIGNATURES


         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PLAN ADMINISTRATOR HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                THE GOODYEAR TIRE & RUBBER COMPANY,
                                PLAN ADMINISTRATOR OF THE GOODYEAR
                                TIRE & RUBBER COMPANY EMPLOYEE
                                SAVINGS PLAN FOR SALARIED EMPLOYEES



Dated:  June 25, 1996           By:     /s/ Richard W Hauman
                                   ----------------------------------
                                            Richard W Hauman,
                                         Vice President and Treasurer

                                                                         ANNEX A
                                                                              TO
                                                                       Form 11-K



                       THE GOODYEAR TIRE & RUBBER COMPANY
                  EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

                                    * * * * *


                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1995

                       THE GOODYEAR TIRE & RUBBER COMPANY
                       ----------------------------------

                  EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
                  --------------------------------------------

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

                                DECEMBER 31, 1995
                                -----------------


                                                                       Page
                                                                       ----
Report of independent accountants                                        2

Financial statements:

   Statement of net assets available for Plan benefits
   at December 31, 1995 and 1994                                         3

   Statement of changes in net assets available for
   Plan benefits for the years ended December 31,
   1995 and 1994                                                         3

   Notes to financial statements                                      4-11


                       [PRICE WATERHOUSE LLP LETTRHEAD]

Price Waterhouse LLP                                                  [LOGO]




                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------


June 18, 1996

To the Plan Administrator and Participants of the Employee Savings Plan for Salaried
Employees (sponsored by The Goodyear Tire
& Rubber Company)


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Employee Savings Plan for Salaried Employees (sponsored by The Goodyear Tire & Rubber Company) at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


By: /s/ Price Waterhouse LLP
   -------------------------



                                               THE GOODYEAR TIRE & RUBBER COMPANY
                                           EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

(Dollars in Thousands)                                              December 31, 1995
                                                  -------------------------------------------------------------------
                                                                                FUND INFORMATION
                                                           ----------------------------------------------------------
                                                             COMPANY      FIXED        STOCK
                                                             STOCK       INTEREST      EQUITY     BALANCED     LOAN
                                                   TOTAL      FUND        FUND         FUND        FUND        FUND
                                                 --------  ---------   ---------    ---------    --------    --------
Plan's interest in master trust representing
   total assets available for Plan benefits      $940,984  $ 306,428   $  458,353   $ 138,903    $ 13,127   $ 24,173
                                                 ========  =========   ==========   =========    ========   ========


                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                                                         December 31, 1995
                                                  -------------------------------------------------------------------
                                                                                         FUND INFORMATION
                                                                      -----------------------------------------------
                                                                       COMPANY        FIXED       STOCK
                                                              STOCK    INTEREST       EQUITY     BALANCED      LOAN
                                                   TOTAL      FUND       FUND          FUND        FUND        FUND
                                                 --------  ---------   ---------    ---------    --------    --------
Increase in Assets:
   Contributions:
     Employer                                    $20,941   $  20,941   $       -    $       -    $      -   $      -
     Employee                                     59,438           -      41,688       15,972       1,778          -
                                                 --------  ---------   ---------    ---------    --------   --------
                                                  80,379      20,941      41,688       15,972       1,778          -

Investment income from
   Plan's interest in master trust               151,564      82,347      29,818       35,732       2,426      1,241

Decrease in Assets:
   Benefits paid to participants
     or their beneficiaries                       42,117      11,866      24,560        4,327         601        763
   Administrative Expenses                            50           -           -            -          50          -
                                               ---------   ---------   ---------    ---------    --------   --------
                                                  42,167      11,866      24,560        4,327         651        763

Transfers:
   Transfers between Plans                          (554)       (308)       (192)         (39)         (4)       (11)
   Transfers between funds                             -           -      (1,589)       2,015        (426)         -
   Transfers to or from Plan                           -           -         258         (127)       (131)         -
   Loans to participants                               -           -     (10,165)      (2,582)       (200)    12,947
   Loan repayments:
     Principal                                         -           -       8,341        2,674         258    (11,273)
     Interest                                          -           -       1,047          306          31     (1,384)
                                               ---------   ---------   ---------    ---------    --------   --------
                                                    (554)       (308)     (2,300)       2,247        (472)       279
                                               ---------   ---------   ---------    ---------    --------   --------


Increase in Assets during the year               189,222      91,114      44,646       49,624       3,081        757

Net Assets at beginning of year                  751,762     215,314     413,707       89,279      10,046     23,416
                                               ---------   ---------   ---------    ---------    --------   --------

Net Assets at end of year                      $ 940,984   $ 306,428   $ 458,353    $ 138,903    $ 13,127   $ 24,173
                                               =========   =========   =========    =========    ========   ========



                            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

(Dollars in Thousands)                                                           December 31, 1994
                                                  -------------------------------------------------------------------
                                                                                              FUND INFORMATION
                                                             --------------------------------------------------------
                                                             COMPANY      FIXED        STOCK
                                                             STOCK       INTEREST      EQUITY     BALANCED     LOAN
                                                   TOTAL      FUND        FUND         FUND        FUND        FUND
                                                 --------  ---------   ---------    ---------    --------    --------
Plan's interest in master trust representing
   total assets available for Plan benefits    $ 751,762    $ 215,314    $ 413,707    $  89,279    $ 10,046    $ 23,416
                                               =========    =========    =========    =========    ========    ========


                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                                                                 December 31, 1995
                                                  ----------------------------------------------------------------------
                                                                                              FUND INFORMATION
                                                            ------------------------------------------------------------
                                                             COMPANY      FIXED         STOCK
                                                              STOCK      INTEREST       EQUITY     BALANCED      LOAN
                                                   TOTAL      FUND         FUND          FUND        FUND        FUND
                                                 --------  ---------     ---------    ---------    --------    --------
Increase in Assets:
   Contributions:
     Employer                                  $  20,683    $  20,683    $       -      $     -    $      -    $      -
     Employee                                     58,599            -       40,915       16,089       1,595           -
                                               ---------    ---------    ---------     --------    --------    --------
                                                  79,282       20,683       40,915       16,089       1,595           -

Investment income from
   Plan's interest in master trust               (39,546)     (69,114)      26,776        1,283         (84)      1,593

Decrease in Assets:
   Benefits paid to participants
     or their beneficiaries                       25,301        6,960       14,545        2,806         164         826
   Administrative Expenses                            52            -            1            -          51           -
                                               ---------    ---------    ---------     --------    --------    --------
                                                  25,353        6,960       14,546        2,806         215         826

Transfers:
   Transfers between Plans                           414          115          181          106           -          12
   Transfers between funds                             -            -       (5,893)      (2,634)      8,527           -
   Transfers to or from Plan                         (14)        (177)          18           14         131           -
   Loans to participants                              (9)           -       (8,391)      (1,904)       (152)     10,438
   Loan repayments:
     Principal                                         -            -        7,426        2,294         213      (9,933)
     Interest                                          -            -        1,201          362          31      (1,594)
                                               ---------    ---------    ---------     --------    --------    --------
                                                     391          (62)      (5,458)      (1,762)      8,750      (1,077)
                                               ---------    ---------    ---------     --------    --------    --------


Increase in Assets during the year                14,774      (55,453)      47,687       12,804      10,046        (310)

Net Assets at beginning of year                  736,988      270,767      366,020       76,475           -      23,726
                                               ---------    ---------    ---------     --------    --------    --------

Net Assets at end of year                      $ 751,762    $ 215,314    $ 413,707     $ 89,279    $ 10,046    $ 23,416
                                               =========    =========    =========     ========    ========    ========


The accompanying notes are an integral part of these statements.


                       THE GOODYEAR TIRE & RUBBER COMPANY
                       ----------------------------------

                  EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
                  --------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                                DECEMBER 31, 1995
                                -----------------


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
- -------------------------------------------

   Basis of Accounting
   -------------------

       The accounts of The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees (the "Plan") are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the "Trustee") Trust Agreement, effective as of November 1, 1995. The trust was amended effective November 1, 1995 to change the Trustee of the Plan from Bankers Trust Company to The Northern Trust Company. All assets of the Plan in the master trust were transferred accordingly.

   Trust Assets
   ------------

       Savings plans sponsored by The Goodyear Tire & Rubber Company and certain subsidiaries (the "Company") maintain their assets in a master trust administered by the Trustee. At December 31, 1995 and 1994, the Company sponsored six savings plans. The Plan's interest in the trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee. In 1995 and 1994, the Plan's interest in the master trust was 68.9% and 71.3%, respectively.

   Asset Valuation
   ---------------

       The assets of the Plan are valued at the current market value. Investments in the Company Stock Fund are valued at the last reported sales price on the last business day of the month. If no sales were reported on that date, the shares are valued at the last bid price. Investments held in the Fixed Interest Fund are invested in various instruments that have a stated rate of return, and are reported at contract value which approximates fair market value. Investments in the Stock Equity Fund are valued based on units of participation in a commingled fund as reported by the fund manager. Investments in the Balanced Fund are valued based on units of participation in a commingled fund as reported by the fund manager. The allocation of assets, interest and dividend income, and realized and unrealized appreciation and depreciation is made based upon contributions received and benefits paid by each participating plan on a monthly basis.

   Income Recognition
   ------------------

       Employer and employee contributions are recognized in Plan equity on the accrual basis of accounting, which result in a receivable at year end.

       Dividend income is recorded on the ex-dividend date.

       Interest income is recorded as earned.

       Appreciation or depreciation on Company common stock distributed to participants is the difference between the weighted average cost and the market value on the monthly valuation date preceding the distribution.


GENERAL DESCRIPTION AND OPERATION OF THE PLAN:
- ---------------------------------------------

   Inception
   ---------

       The Plan is a defined contribution plan which became effective July 1, 1984.

   Eligibility
   -----------

       All salaried employees, including officers, of the Company are eligible to participate in the Plan after completing one year of continuous service. At the end of the 1995 plan year, approximately 20,745 employees (20,725 in 1994) of the Company were eligible with approximately 16,674 (16,725 in 1994) employees participating in the Plan.

   Vesting
   -------

       Employee contributions are fully vested. Employer matching contributions are vested after the participant has completed either five years of continuous service or three years of participation in the Plan.

   Contributions
   -------------

       Eligible employees can elect to contribute any whole percent from 1% to 16% of earnings, including wages, bonuses, commissions, overtime and vacation pay into the Plan. Participating employees can elect to have their contributions invested in the Fixed Interest Fund, the Balanced Fund, or the Stock Equity Fund or in any combination of these three funds in multiples of 10%. The Company calculates and deducts employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees may change their contribution percent on the first day of each month with a fifteen day prior notice. Employees may transfer amounts attributable to employee contributions from one fund to the other on the first day of each month with a fifteen day prior notice. The minimum amount to be transferred is $100. Eligible employees may enroll in the Plan on any January 1, April 1, July 1 or October 1, with a 30 day prior notice. Employees may suspend their contributions on any date with a 30 day prior notice.

       The Plan has been established under section 401(k) of the Internal Revenue Code. Therefore, employee and employer contributions to the Plan are not subject to federal withholding tax, but are taxable when they are withdrawn from the Plan.

       The Board of Directors of the Company determines the matching percent used as the employer contribution for each Plan year. During 1995 and 1994, the Company matched the first 6% of employee contributions, up to $9,240 of employee contributions, at the rate of 50%.

   Investments
   -----------

       The Trustee of the Plan maintains the following five funds under the Plan (Balanced Fund added January 1, 1994):

        - Fixed Interest Fund - employee contributions are invested in various instruments that have a stated rate of return. PRIMCO Capital Management, Inc. is the Investment Advisor for this fund.

        - Stock Equity Fund - employee contributions are invested in a commingled fund consisting of a portfolio of common stocks which provide an investment return similar to the Standard & Poor's Composite Index plus reinvested dividends.

        - Loan Investment Fund - employee contributions are transferred from other funds into the Loan Investment Fund, and then loaned to the participant. The interest rate on the loan is determined by the Trustee.

        - Balanced Fund - employee contributions are invested in a commingled fund containing a portfolio of common stocks and bonds which provide an investment return similar to a portfolio invested 60% in the Standard & Poor's Composite Index plus reinvested dividends and 40% in bonds which compose the Lehman Aggregate Bond Index.

        - Company Stock Fund - employer contributions are invested in Goodyear common stock except for short-term investments needed for Plan operations. During 1995, the price per share of Goodyear common stock on The New York Stock Exchange Composite Transactions ranged from $33.000 to $47.500 ($31.625 to $49.250 during 1994). The closing price per share was $45.375 at December 31, 1995 ($33.625 at December 31, 1994).

   Participant Accounts
   --------------------

       A Fixed Interest Fund Account, Stock Equity Fund Account, Balanced Fund Account, Loan Investment Fund Account, and a Company Stock Fund Account have been established for each participant in the Plan. All accounts are valued monthly by the Trustee.

       Interest is automatically reinvested in each participant's respective accounts. Price fluctuations and dividends in common stock of the Company and companies in the Stock Equity Fund or Balanced Fund are reflected in the unit value of the fund which effects the value of the participant's accounts.

   Plan Withdrawals and Distributions
   ----------------------------------

       Participants may withdraw vested amounts from their accounts if they:

       -   Attain the age of 59 1/2, or
       -   Qualify for a serious financial hardship.

       The Internal Revenue Service (IRS) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship for the following reasons:

       -   Unreimbursed medical expense of participant, spouse, or dependent.
       -   Post-secondary education of participant, spouse, or dependent.
       -   Prevention of eviction from primary residence of participant.
       - Personal liability for expenses arising out of the death of a member of participant's family.
       -   Purchase of a primary residence of participant.
       -   Prevention of foreclosure on primary residence of participant.

       Contributions to the Plan are suspended for 12 months subsequent to a financial hardship withdrawal.

       A withdrawal from the Plan after attaining age 59 1/2 automatically suspends the participant from making further contributions to the Plan for a minimum of 24 months.

       Participant vested amounts are payable upon retirement, death or other termination of employment.

       All withdrawals and distributions are valued as of the end of the month they are processed, and are subject to federal income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce future contributions by the Company. During 1995 and 1994, the Plan had forfeiture credits in the amounts of $341,320 and $1,276, respectively.

   Loan Investment Fund
   --------------------

       Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any loan during the preceeding twelve month period, or 50% of the participant's vested account balance. The interest rate charged will be a fixed rate which will be established at the time of the loan application. The interest rates ranged from 8.75% to 10.00% during 1995 and 7.0% to 9.5% during 1994.

       Loan repayments, with interest, are made through payroll deductions. If a loan is not repaid when due, the loan balance will be treated as a taxable distribution from the Plan.

   Expenses
   --------

       Expenses of administering the Plan, including the payment of Trustee's fees and brokerage commissions associated with the Company Stock Fund, are paid by the Company. Expenses related to the asset management of the Balanced Fund are paid by participants.

   Termination Provisions
   ----------------------

       The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants' accounts would then be fully vested with respect to Company contributions.


RELATED PARTY TRANSACTIONS:
- ---------------------------

   The Company Stock Fund is designed primarily for investment in common stock of the Company.


TAX STATUS OF PLAN:
- -------------------

   The IRS has advised on May 22, 1995 that the Plan is qualified in accordance with the appropriate sections of the Internal Revenue Code, and the trust established with the Plan constitutes a qualified trust and is therefore exempt from federal income taxes. The plan administrator does not anticipate that changes in the Plan or other events occurring after the receipt of the IRS ruling will affect the qualification of the Plan or the tax exempt status of the Trust.


SUBSEQUENT EVENT:
- -----------------

The Plan was amended and restated effective February 1, 1996, for the following items:

    - Vesting of employer matching contributions was changed to four years of continuous service.

    -   All investment funds are valued daily.

    - Eligibility was shortened to a minimum of six months of continuous service.

    - Names of the existing investment funds were changed, and five new investment funds were established for employee contributions: one each that invests in large capitalization equities, small capitalization equities, and international equities. In addition, two additional funds were added that offer investments in a combination of stocks and bonds.

    - Participating employees can elect to have their current contributions invested in any of the funds available for employee contributions, or in any combination of these funds on a daily basis in one percent increments. Participating employees may also transfer amounts invested in any fund made available for employee contributions on a daily basis in one percent increments.

    - Upon attainment of age 52, employees may transfer Company matching contributions out of the Company Stock Fund and into any fund available for employee contributions.

    - Maximum number of loans that a participant may have outstanding was increased from one to two.


FINANCIAL DATA OF THE MASTER TRUST:
- ----------------------------------

                                                THE GOODYEAR TIRE & RUBBER COMPANY
                                                          MASTER TRUST
                                     STATEMENT OF CHANGES IN NET ASSETS WITH FUND INFORMATION


(Dollars in Thousands)
                                                                 For the year ended
                                                                 December 31, 1995
                                     ---------------------------------------------------------------------------
                                                                                FUND INFORMATION
                                                   -------------------------------------------------------------
                                                    COMPANY      FIXED        STOCK
                                                     STOCK     INTEREST      EQUITY      BALANCED      LOAN
                                       TOTAL         FUND        FUND         FUND         FUND        FUND
                                     ----------   ---------    ---------    --------     --------    ---------
   Contributions:
     Employer                        $   37,870   $  37,537    $     333    $      --    $     --    $      --
     Employee                           112,285          --       78,683       29,646       3,956           --
                                     ----------   ---------    ---------    ---------    --------    ---------
                                        150,155      37,537       79,016       29,646       3,956           --

Interest and dividend income             53,593   $   8,556       42,610          239         104        2,084
Net appreciation in fair market
   value of Assets                      160,228     102,944          130       53,965       3,189           --
                                     ----------   ---------    ---------    ---------    --------    ---------
                                        213,821     111,500       42,740       54,204       3,293        2,084

Decrease in Assets:
   Benefits paid to participants
     or their beneficiaries              52,215   $  14,330       31,014        5,487         422          962
   Administrative Expenses                   73          --           --           --          73           --
                                     ----------   ---------    ---------    ---------    --------    ---------
                                         52,288      14,330      31,014         5,487         495          962

Transfers:
   Transfers between Plans                    1           2          (42)          42          --           (1)
   Transfers between funds                   --          --       (2,867)       3,190        (323)          --
   Transfers to or from Plan                 --          --          294         (145)       (149)          --
   Loans to participants                     --          --      (17,337)      (4,489)       (274)      22,100
   Loan repayments:                                                                                    (17,604)
     Principal                               --          --       13,110        4,138         356       (2,245)
     Interest                                --          --        1,690          510          45           --
                                     ----------   ---------    ---------    ---------    --------    ---------
                                              1           2       (5,152)       3,246        (345)       2,250

                                     ----------   ---------    ---------    ---------    --------    ---------
Increase in Assets during the year      311,689     134,709       85,590       81,609       6,409        3,372

Net Assets at beginning of year       1,054,682     286,777      584,627      133,309      12,763       37,206
                                     ----------   ---------    ---------    ---------    --------    ---------

Net Assets at end of year            $1,366,371   $ 421,486    $ 670,217    $ 214,918    $ 19,172    $  40,578
                                     ==========   =========    =========    =========    ========    =========


(Dollars in Thousands)
                                                                 For the year ended
                                                                 December 31, 1994
                                     -------------------------------------------------------------------------
                                                                  FUND INFORMATION
                                     -------------------------------------------------------------------------
                                                    COMPANY      FIXED        STOCK
                                                     STOCK     INTEREST      EQUITY      BALANCED      LOAN
                                       TOTAL         FUND        FUND         FUND         FUND        FUND
                                     ----------   ---------    ---------    --------     --------    ---------
   Contributions:
     Employer                       $   30,456    $  30,103    $     353    $     --    $     --    $    --
     Employee                           97,183           --       67,570      27,244       2,369         --
                                    ----------    ---------    ---------    --------    --------    -------
                                       127,639       30,103       67,923      27,244       2,369         --

Interest and dividend income            46,005        6,138       37,381           1          65      2,420
Net appreciation in fair market
   value of Assets                     (95,487)     (97,232)          --       1,907        (162)        --
                                    ----------    ---------    ---------    --------    --------    -------
                                       (49,482)     (91,094)      37,381       1,908         (97)     2,420

Decrease in Assets:
   Benefits paid to participants
     or their beneficiaries             30,844        8,216       18,106       3,342         174      1,006
   Administrative Expenses                  65           --            1          --          64         --
                                    ----------    ---------    ---------    --------    --------    -------
                                        30,909        8,216       18,107       3,342         238      1,006

Transfers:
   Transfers between Plans                  --           --           (5)          4           1         --
   Transfers between funds                  --           --       (5,361)     (5,102)     10,463         --
   Transfers to or from Plan                (1)        (177)           5          22         149         --
   Loans to participants                    (9)          --      (13,605)     (3,418)       (213)    17,227
   Loan repayments:
     Principal                              --           --       11,130       3,435         285    (14,850)
     Interest                               --           --        1,823         553          44     (2,420)
                                    ----------    ---------    ---------    --------    --------    -------
                                           (10)        (177)      (6,013)     (4,506)     10,729        (43)

                                    ----------    ---------    ---------    --------    --------    -------
Increase in Assets during the year      47,238      (69,384)      81,184      21,304      12,763      1,371

Net Assets at beginning of year      1,007,444      356,161      503,443     112,005          --     35,835
                                    ----------    ---------    ---------    --------    --------    -------

Net Assets at end of year           $1,054,682    $ 286,777    $ 584,627    $133,309    $ 12,763    $37,206
                                    ==========    =========    =========    ========    ========    =======


                                                THE GOODYEAR TIRE & RUBBER COMPANY
                                                           MASTER TRUST
                                          STATEMENT OF NET ASSETS WITH FUND INFORMATION


(Dollars in Thousands)
                                                                                December 31, 1995
                                                       -----------------------------------------------------------------
                                                                                     FUND INFORMATION
                                                              ----------------------------------------------------------
                                                               Company     Fixed      Stock
                                                                Stock     Interest   Equity    Balanced       Loan
                                                    Total       Fund       Fund       Fund       Fund         Fund
                                                 ----------   --------   --------   --------   --------    -----------
Assets:
     Investments at fair market value:
       Guaranteed Investment Contracts           $  601,512   $     --   $601,512   $     --   $     --    $        --
       Common Stock of The Goodyear
        Tire & Rubber Company, cost
        $220,265 -- 9,196,871 shares
        ($189,868 -- 8,468,457 shares in 1994)      417,309    417,309         --         --         --             --

     Pooled Balanced Fund                            18,809         --         --         --     18,809             --
        $18,164 -- 1,815,442 units

     Pooled Common Stock, cost
        $202,938 -- 14,834,407 units
        ($115,000 -- 139,595 units in 1994)         213,765         --         --    213,765         --             --

     Pooled Fixed Income                                 --         --         --         --         --             --
        ($4,204 -- 2,793,749 units in 1994)
     Short-term investments                          61,352      1,199     60,153         --         --             --
     Promissory notes                                43,952         --         --         --         --         43,952
                                                 ----------   --------   --------   --------   --------    -----------
                                                  1,356,699    418,508    661,665    213,765     18,809         43,952
Receivables
     Employee Contributions                           6,344         --      5,766        284        294             --
     Employer Contributions                           2,968      2,968         --         --         --             --
     Transfers                                           --         --         --         --         --             --
     Loan repayments                                     --         --      2,436        869         69         (3,374)
     Accrued interest and dividends                     267          9        258         --         --             --
     Reimbursement for expenses                          22         22         --         --         --             --
     Distribution Receivable                            112         20         92         --         --             --
                                                 ----------   --------   --------   --------   --------    -----------
                                                      9,713      3,019      8,552      1,153        363         (3,374)
                                                 ----------   --------   --------   --------   --------    -----------
       Total Assets                               1,366,412    421,527    670,217    214,918     19,172         40,578

Liabilities
     Payable for purchased securities                    --         --         --         --         --             --
     Administrative expenses payable                     --         --         --         --         --             --
     Distributions payable                               --         --         --         --         --             --
     Forfeiture credits                                  41         41         --         --         --             --
                                                 ----------   --------   --------   --------   --------    -----------
       Total Liabilities                                 41         41         --         --         --             --
                                                 ----------   --------   --------   --------   --------    -----------

Net Assets                                       $1,366,371   $421,486   $670,217   $214,918   $ 19,172    $    40,578
                                                 ==========   ========   ========   ========   ========    ===========



(Dollars in Thousands)
                                                                                December 31, 1994
                                                  ----------------------------------------------------------------------
                                                                                      FUND INFORMATION
                                                  ----------------------------------------------------------------------
                                                               Company     Fixed      Stock
                                                                Stock     Interest   Equity      Balanced       Loan
                                                    Total       Fund       Fund       Fund         Fund         Fund
                                                 ----------   --------   --------   --------     --------    -----------
Assets:
     Investments at fair market value:
       Guaranteed Investment Contracts           $  570,770   $     --   $570,770     $     --     $    --    $     --
       Common Stock of The Goodyear
        Tire & Rubber Company, cost
        $220,265 -- 9,196,871 shares
        ($189,868 -- 8,468,457 shares in 1994)      284,752    284,752         --           --          --          --

     Pooled Balanced Fund                                --         --         --           --          --          --
        $18,164 -- 1,815,442 units

     Pooled Common Stock, cost
        $202,938 -- 14,834,407 units
        ($115,000 -- 139,595 units in 1994)          139,937        --         --      134,094       5,843          --

     Pooled Fixed Income                               4,175        --         --           --       4,175          --
        ($4,204 -- 2,793,749 units in 1994)
     Short-term investments                            8,829     1,831      4,524           --       2,474          --
     Promissory notes                                 38,587        --         --           --          --      38,587
                                                  ----------  --------  ---------    ---------    --------    --------
                                                   1,047,050   286,583    575,294      134,094      12,492      38,587
Receivables
     Employee Contributions                            6,022        --      5,676          142         204          --
     Employer Contributions                            2,614     2,597         17           --          --          --
     Transfers                                            --        --        865         (920)         55          --
     Loan repayments                                      --        --        986          297          22      (1,305)
     Accrued interest and dividends                    3,247        14      3,171            3          13          46
     Reimbursement for expenses                           30        30         --           --          --          --
     Distribution Receivable                              --        --         --           --          --          --
                                                  ----------  --------  ---------    ---------    --------    --------
                                                      11,913     2,641     10,715         (478)        294      (1,259)
                                                  ----------  --------  ---------    ---------    --------    --------
       Total Assets                                1,058,963   289,224    586,009      133,616      12,786      37,328

Liabilities
     Payable for purchased securities                  1,835      1,831        --            4          --          --
     Administrative expenses payable                      18         --         1           --          17          --
     Distributions payable                             2,418        606     1,381          303           6         122
     Forfeiture credits                                   10         10        --           --          --          --
                                                  ----------   -------- ---------    ---------    --------    --------
       Total Liabilities                               4,281      2,447     1,382          307          23         122
                                                  ----------   -------- ---------    ---------    --------    --------

Net Assets                                        $1,054,682   $286,777 $ 584,627    $ 133,309    $ 12,763    $ 37,206
                                                  ==========   ======== =========    =========    ========    ========




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